Exhibit 21.1

SUBSIDIARIES OF APACHE DESIGN SOLUTIONS, INC.

The following is a list of Apache Design Solutions, Inc.’s subsidiaries including their jurisdiction of incorporation:

Subsidiaries	Jurisdiction of incorporation
Apache Design Solutions, Inc.	People’s Republic of China
Apache Design Solutions, Inc.	People’s Republic of China
Apache Design Solutions	France
Apache Design Solutions GmbH	Germany
Apache Design Solutions Private Limited	India
Sequence Design India Private Limited	India
Apache Power Solutions Israel Ltd.	Israel
Apache Design Solutions K.K.	Japan
Apache Design Solutions Yuhan Hoesa	Korea
Apache Design Solutions Pte. Ltd.	Singapore
Apache Design Solutions, Inc.	Taiwan
Apache Design Solutions Limited	UK